By Electronic Mail Only

February 22, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Mara L. Ransom

Re: Kayne Anderson Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted January 25, 2017

CIK No. 0001692787

Dear Mrs. Ransom:

On behalf of Kayne Anderson Acquisition Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 17, 2017, regarding the Draft Registration Statement submitted to the Commission on January 25, 2017 (“Registration Statement”). We have also today submitted to the Commission an amended Draft Registration Statement reflecting the Staff’s comments.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Prospectus Cover Page

2.

We note your disclosure that you “cannot guarantee that [y]our securities will be approved for listing on NASDAQ.” Please tell us whether you intend to know before this registration statement is effective whether the NASDAQ has approved your listing application. In this regard, we note that you discuss a number of conditions and limitations by which you will be required to abide if you obtain and maintain such listing, such as the 80% limitation. Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

We respectfully inform the Staff that we expect that we will know, before this registration statement is effective, whether NASDAQ has approved our listing application, and that we will not proceed with the offering if we are not approved for listing on NASDAQ or another national securities exchange.

Prospectus Summary

Our Company, page 2

3.	Please revise your prospectus to disclose the basis for your expectation that crude oil prices will be approximately $50-$60 per barrel during 2017. If the statement is based on management’s belief, please say so and briefly describe the basis for this belief, or if based on independent source materials, please supplementally provide us with such materials marked to highlight the section relied upon.

In response to the Staff’s comment we have revised the disclosure to remove the statement regarding specific crude oil price expectations.

Initial Business Combination, page 4

4.	We note your option to pursue a business combination opportunity jointly with one or more entities affiliated with Kayne Anderson or one or more investors in funds or separate accounts managed by Kayne Anderson (an “Affiliated Joint Acquisition”) and will do so to the extent “considered appropriate.” Please discuss the factors you will consider in determining whether pursuit of an Affiliated Joint Acquisition is appropriate.

In response to the Staff’s comment we have revised the disclosure as requested.

Founder Shares, page 11

5.	Please clarify throughout your disclosure whether your officers and directors have agreed, in writing or otherwise, to vote shares in a particular way in the event they acquire shares in privately negotiated transactions or in the open market prior to your initial business combination.

In response to the Staff’s comment we have revised the disclosure throughout the Registration Statement as requested.

Anticipated Expenses and Funding Sources, page 16

6.	Please disclose here, as you do on page 61, that you do not expect that interest earned on the trust account will be sufficient to pay taxes.

In response to the Staff’s comment we have removed the disclosure throughout the prospectus in light of recent increases in interest rates.

Permitted Purchases of Public Shares by Our Affiliates, page 17

7.	Please revise your disclosure to clarify that one purpose and effect of your initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to your initial business combination is to influence the vote necessary to approve such a transaction and that, if true, there is no limit on the number of shares they may purchase.

In response to the Staff’s comment we have revised the disclosure as requested. We respectfully inform the Staff that while there while are no formal limits on the number of shares we may purchase, our initial shareholders, directors, executive officers, advisors or their affiliates would only do so to the extent necessary to ensure approval by stockholder vote of such a transaction and in compliance with applicable law as set forth in the disclosure.

Manner of Conducting Redemptions, page 18

8.	Please disclose whether the $5,000,001 of net tangible assets is calculated before or after you pay your underwriters fees and commissions.

In response to the Staff’s comment we have revised the disclosure as requested.

Risk Factors

NASDAQ may delist our securities from trading on its exchange…, page 31

9.	In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your NASDAQ listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

In response to the Staff’s comment we have revised the disclosure as requested under “Manner of conducting redemptions” in the Summary and under “Our Amended and Restated Certificate of Incorporation.”

We may attempt to simultaneously complete business combinations…, page 51

10.	Please clarify here, as you do on page 82, that you do not intend to purchase multiple businesses in unrelated industries.

In response to the Staff’s comment we have revised the disclosure as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 69

11.	We note your disclosure that you do not expect the interest earned on the amount in the trust to be sufficient to pay your taxes. Please disclose the source of funds that you expect to use to pay Delaware franchise taxes.

In response to the Staff’s comment and recent increases in interest rates, we have removed the indicated disclosure.

Initial Business Combination, page 76

12.	Please briefly elaborate on the circumstances that you believe would result in the board being unable to independently determine the fair market value of the target business or businesses such that you will obtain an opinion from an independent investment banking or accounting firm. In doing so, please consistently state whether you will obtain an opinion from an independent third party if you pursue an acquisition with an affiliate of Kayne Anderson or your initial stockholders and if you pursue an Affiliated Joint Acquisition of an unrelated third party.

In response to the Staff’s comment we have revised the disclosure as requested.

Shareholder may not have the ability to approve our initial business combination, page 83

13.	Please provide us your analysis of how your ability to choose between seeking shareholder approval for a proposed business combination and conducting a tender offer would change if you were to satisfy the definition of a foreign private issuer. Also tell us about any other material changes to the disclosures in your prospectus if you were to satisfy the definition of a foreign private issuer.

We respectfully inform the Staff that we do not foresee a circumstance under which we would be deemed to be a foreign private issuer prior to our initial business combination or thereafter. We do, however, respectfully acknowledge the Staff’s position that if we are deemed to be a foreign private issuer, we would need to comply with the tender offer rules in seeking to consummate our initial business combination.

Limitation on Redemption upon Completion of our Initial Business Combination…, page 86

14.	We note your disclosure that your initial shareholders, officers and directors have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of your initial business combination. Please clarify whether your affiliates are similarly restricted as public stockholders from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in this offering.

In response to the Staff’s comment we have revised the disclosure as requested to indicate that such restriction is applicable to our affiliates.

Tendering Stock Certificates in Connection with a Tender Offer…, page 87

15.	Please include disclosure in the summary section of this prospectus that public stockholders seeking to exercise their redemption rights may be required to tender their certificates or deliver their shares to perfect their redemption rights.

We respectfully draw the Staff’s attention to the second paragraph on page 21 under the summary heading “Manner of conducting redemptions”, which contains the requested disclosure.

Election to remain an investor, page 95

16.	Please expand your disclosure in the “Terms of Our Offering” column to clarify the amount of time that you are required to give investors to consider whether to elect or redeem their shares.

In response to the Staff’s comment we have revised the disclosure as requested.

Release of Funds, page 105

17.	Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to redeeming shareholders, or (2) the trustee will directly send the appropriate portion of the amount held in trust to the redeeming shareholder at the time of the business combination.

In response to the Staff’s comment we have revised the disclosure to clarify that the funds released to us upon completion of a business combination which are intended for redeeming stockholders are transferred to a separate account controlled by the trustee and disbursed therefrom. We respectfully advise the Staff that the mechanics of closing an initial business combination are such that any amounts due to redeeming stockholders are never released to a company’s operating account but are released separately to such trustee-controlled account for disbursal.

Management

Conflicts of Interest, page 105

18.	We note the chart summarizing the entities to which your executive officers, directors and director nominees currently have fiduciary duties or contractual obligations. Please revise the chart to indicate whether the relationship that each individual has to each entity is fiduciary or contractual and the priority and preference such entities have relative to your Company with respect to the performance of obligations and the presentation of business opportunities.

In response to the Staff’s comment we have revised the disclosure as requested.

Private Placement Warrant, page 121

19.	Please tell us whether you believe that the Private Placement Warrants included in the unregistered offering will ever be tradable on the NASDAQ under the symbol for the Public Stockholders’ Warrants you are registering for sale to the public in this transaction, and, if so, how open market purchases will know which type of warrant is being purchased.

We respectfully inform the Staff that once the private placement warrants are sold by their initial holders or their permitted transferees to a third party in the open market or in a privately negotiated transaction, such warrants would become identical. Additionally, while the private placement warrants will be entitled to registration rights, any such registration would become effective in the case of the private placement warrants and the respective Class A common stock underlying such warrants, no earlier than 30 days after the completion of our initial business combination. As the difference between our public warrants and private placement warrants is solely when held by their initial holders or their permitted transferees, we expect that after our initial business combination (and subject to the effectiveness of any registration statement or availability of an exemption from registration) they would trade no differently from our public warrants.

We thank the Staff in advance for its consideration of the Amended Registration Statement. Should you have any questions regarding the foregoing, please contact me at (713) 493-2000 or my attorney, Stuart Neuhauser Esq., at (212) 370-1300.

Sincerely,

/s/ Robert S. Purgason

Robert S. Purgason

Chief Executive Officer